September 11, 2023

Ms. Alison T. White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Ms. White:

This correspondence responds to comments provided by telephone by the staff of the U.S. Securities and Exchange Commission (the “Staff”) pursuant to its review of the pre-effective amendment (the “Amendment”) to the registration statement for Themes ETF Trust (the “Registrant” or the “Trust”), with respect to Themes Airlines ETF, Themes China Technology ETF, Themes Cloud Computing ETF, Themes Cybersecurity ETF, Themes European Luxury ETF, Themes Future of Farming ETF, Themes Generative Artificial Intelligence ETF, Themes Global Systemically Important Banks ETF, Themes Gold Miners ETF, Themes Industry 4.0 ETF, Themes Junior Gold Miners ETF, Themes Natural Monopoly ETF, Themes Renewable Energy ETF, Themes Robotics & Automation ETF, Themes Semiconductors ETF, Themes US Cash Flow Champions ETF, Themes US Internet ETF, Themes US R&D Champions ETF, Themes Silver Miners ETF, Themes Solar Energy ETF, Themes US Small Cap Cash Flow Champions ETF, and Themes Wind Energy ETF (the “Funds”), filed on Form N-1A with the Securities and Exchange Commission on June 30, 2023. For your convenience, the comments have been reproduced with responses following each comment. Changes made to disclosure in the Amendment are redlined in each response as applicable. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

General

1.	The Staff does not agree with Registrant’s position with respect to compliance with the requirements of Investment Company Act Rule 35d-1 (“Rule 35d-1” or the “Names Rule”) as set forth in its Correspondence filed on June 30, 2023. In order to comply with the requirements of the Names Rule, please disclose that each indexed Fund other than the Themes Natural Monopoly ETF will have a policy under normal circumstances to invest at least 80% of net assets plus the amount of any borrowings for investment purposes in the investment or industry suggested by its name.

Response: The disclosure has been revised to state that each indexed Fund other than the Themes Natural Monopoly ETF has a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the investment or industry suggested by its name. As an example, the disclosure for the Airlines ETF has been revised as follows:

“In constructing or adjusting the Index, the Index Provider identifies an “Index Universe” of companies that, on Selection Days (as defined below), fulfill the following requirements: … 2) are classified in the Airlines industry by the FactSet Revere Business Industry Classification System (“RBICS”), which includes companies that provide air transportation of passengers, both scheduled (regular routes) and non-scheduled (no regular routes) (“Airline Companies”)…The Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities that comprise the Index and in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) based on the securities in the Index, and in securities of Airline Companies.”

2.	Please provide the Staff with a copy of the Index Methodology White Paper and a list of the top ten holdings for the STOXX Global Industry 4.0 Index.

Response: The Registrant has provided under separate cover a copy of the Index Methodology White Paper and a list of the top ten holdings for the STOXX Global Industry 4.0 Index.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211

Practus, LLP ● Practus.com

3.	Please provide the completed Fees and Expenses Table for each Fund.

Response: The completed Fees and Expenses Table for each Fund has been provided under separate cover. As an example, the completed Fees and Expenses Table for the Airlines ETF is:

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.35%

*	Estimated for the current fiscal year

Example

The following example is intended to help retail investors compare the cost of investing in the Fund with the cost of investing in other funds. It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$36	$113

Themes Airlines ETF

4.	Please tailor your Geographic Risk to address the regions or countries investors will be principally exposed to, directly or indirectly, as a result of the Fund’s investments in airline companies. Revised disclosure should address material issues in the region or country and how such issues could impact the companies the Fund invests in. This comment should be considered across all of the Funds included in your filing. Please revise as appropriate.

Response: The Registrant has reviewed its Geographic Risk disclosures and believes the risks related to the Airlines, China Technology, European Luxury, Robotics & Automation, Semiconductor, US Cash Flow Champions, US Internet, US R&D Champions and US Small Cap Cash Flow Champions ETFs are appropriate as currently disclosed. Geographic Risk disclosure for the remaining Funds was revised as follows:

Cloud Computing ETF: Risk of Investing in Asia and Israel were removed.

Cybersecurity ETF: Risk of Investing in Europe was removed.

Future of Farming ETF: Risk of Investing in Israel was removed.

Generative Artificial Intelligence ETF: Risk of Investing in Europe and Asia were removed.

Global Systemically Important Banks ETF: Risk of Investing in Europe was removed.

Gold Miners ETF: Risk of Investing in Brazil, Europe, China, Hong Kong, and South Korea were removed.

Industry 4.0 ETF: Risk of Investing in India, South Korea, and Taiwan were removed.

Junior Gold Miners ETF: Risk of Investing in China, Hong Kong, Africa and the Middle East, Brazil, and South Korea were removed.

Natural Monopoly ETF: Risk of Investing in China, Hong Kong, and Israel were removed.

Renewable Energy ETF: Risk of Investing in Asia, Hong Kong, and Israel were removed.

Silver Miners ETF: Risk of Investing in Europe, Australia, Brazil, South Korea, and Africa and the Middle East were removed.

Solar Energy ETF: Risk of Investing in Australia and Risk of Investing in Africa and the Middle East were removed.

Wind Energy ETF: Risk of Investing in North America, Australia, and Africa and the Middle East were removed.

Themes China Technology ETF

5.

Clarify the impact of including companies in the Index that are subject to restrictions. For example, would the Fund be unable to hold certain Index securities and, if so, would that impact tracking error?

Response: The Fund may utilize representative sampling in certain circumstances, one of which is cited as “when a replication strategy might be detrimental or disadvantageous to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Index, in instances in which a security in the Index becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions imposed by the U.S. or Chinese government (such as tax diversification requirements or sanctions) that apply to the Fund but not the Index.” However, the Index Provider has represented that it follows guidance from the Office of Foreign Asset Control (OFAC) and strictly prohibits the inclusion of restricted or sanctioned securities in the Index. The disclosure has been revised to include the following: “Securities subject to ownership restrictions by the US or Chinese governments are excluded from the Index Universe by the Index Provider and Index Components that become subject to any such restrictions are removed by the Index Provider from the Index.”

In the event that a Chinese company in the Index gets added to the sanction list, the company would be removed from the Index, and the Fund would sell out of the security, adhering to the directive of the Index. Therefore, the inclusion of companies in the Index that are subject to restrictions is highly unlikely. Nevertheless, the impact of this scenario is disclosed in “Tracking Risk” as “The performance of the Fund may vary from the performance of the Index as a result of Fund fees and expenses, the use of representative sampling, brokerage and transaction costs, the effect of Chinese taxes, and other factors. In addition, the Fund may not be able to invest in certain securities included in the Index or invest in them in the exact proportions represented in the Index due to market disruptions, legal restrictions or limitations imposed by the Chinese government, certain exchange listing standards, or a lack of liquidity on stock exchanges in which such securities trade.”

Themes Cybersecurity ETF

6.	The Index methodology described in the Principal Investment Strategies section for this Fund is inconsistent with the Index Methodology White Paper previously provided to the Staff.

Response: An incorrect Index Methodology White Paper was inadvertently provided to the Staff by the Registrant in conjunction with its Correspondence filed on June 30, 2023. The Registrant has provided under separate cover the correct Index Methodology White Paper and list of the top ten holdings for the Solactive Cyber Security Index.

7.	Remove or define “significant assets” in section 2) of the first sentence of the second paragraph under “Principal Investment Strategies of the Fund – The Index” and for all other Funds as applicable as well.

Response: The Registrant has removed the term “significant assets” where noted by the Staff for all applicable Funds.

8.

In the second paragraph under “Principal Investment Strategies of the Fund – The Index”, why use “includes” the following sub-industries? Will there be other sub-industries added? Please revise or advise.

Response: The Registrant has removed the list of sub-industries from the disclosure for clarity and to be consistent with the Index Methodology White Paper. The disclosure now refers to the “digital security software” category as identified by the Index Provider using the FactSet Revere Business Industry Classification System (RBICS).

9.	In the second paragraph under “Principal Investment Strategies of the Fund – The Index,” define “carrier edge network management equipment, colocation and data center services” and clarify how “government IT services” falls into the category of cybersecurity.

Response: As noted in the response to Comment 8, the Registrant has removed the references to each of the sub-industries, including those noted in the comment, for clarity and to be consistent with the Index Methodology White Paper.

Themes European Luxury ETF

10.	Under “Natural Language Processing (NLP) Model Risk”, clarify what is meant by “Performance may suffer if a theme or sub-theme develops in an unexpected manner. In addition, performance may suffer if the stocks included in the Index do not benefit from the development of such themes or sub-themes. Performance may also be impacted by the inclusion of non-theme relevant exposures in the Index.” Revise for all Funds that use this disclosure.

Response: For all applicable Funds, the Registrant has replaced the disclosure cited with: “If a model or a description prove to be incorrect or incomplete, any decisions made in reliance thereon may lead to the inclusion or exclusion of securities in or from the Index universe that would have been excluded or included had the models and descriptions been correct and complete. If the composition of the Index reflects such errors, the Fund’s portfolio can be expected to also reflect the errors.”

Themes Future of Farming ETF

11.	The description of the Index Methodology previously provided to the Staff is not consistent with the 50% statement included in the section “Principal Investment Strategies – The Index”: “Companies are only eligible for inclusion in the Index if they generate at least 50% of their revenues or income from …the agricultural industry.”

Response: The Registrant has revised the disclosure to be consistent with the Index Methodology White Paper as follows:

“Companies are only eligible for inclusion in the Index if they generate at least 50% of their revenues ~~or income~~ from~~, are classified under, or own significant assets in, the~~ agricultural related business operations~~industry~~.”

12.	It is unclear how the companies included in the Index relate to the “Future of” Farming as opposed to simply being involved in the industry. Please revise to explain the reference in the Fund’s name.

Response: The disclosure has been revised to clarify the relationship as follows:

“Based on the Index Universe, the initial composition of the Index, as well as any selection for an ordinary rebalance, is determined on the Selection Day by first screening publicly available information such as financial news, business profiles and company publications using the Index Provider’s proprietary natural language processing algorithm (“ARTIS®”) to identify companies that have or are expected to have exposure to the provision of products and/or services that contribute to the ~~future~~ innovative and forward-looking aspects of the agricultural industry. The Index Provider identifies relevant search terms for ARTIS® that best represent the industries and areas of such innovation (i.e., drones, agtech, hydroponics, agricultural robot and farming software). The investment strategy’s focus extends beyond traditional agricultural practices and production to include technology-enabled agricultural processes, encompassing everything from crop monitoring to precision agriculture, digital farming, and smart agriculture - growing trends shaping the future of farming.”

Themes Generative AI ETF

13.	In the third paragraph under “Principal Investment Strategies of the Fund – The Index,” defining a word (“ontologies”) using the word is not helpful. Please revise.

Response: The disclosure has been revised as follows:

“…ontology engineering (i.e., the study of methods and methodologies for building ~~ontologies~~ a set of concepts and categories in a subject area or domain that show their properties and the relations ~~of a set of concepts and categories in a subject area~~between them to allow the AI to make inferences based on content and relationships),…”

14.	In the fourth paragraph under “Principal Investment Strategies of the Fund – The Index,” clarify why 1 or 40 is not consistently the highest rank.

Response: For clarity, the disclosure discussing the 1 to 40 ranking has been replaced with: “The Index is rebalanced and reconstituted on each Rebalance Day based on data as of Selection Day. At the time of rebalancing, the Index is generally re-weighted based on the latest ARTIS® scores.”

15.	Please supplementally give some examples of the types of companies that would be included in the index from each of the industries cited in the description of the Fund’s principal investment strategies under “Principal Investment Strategies of the Fund – The Index” and “Additional Information About the Themes Generative AI ETF” and how they are tied to AI based on the methodology described, i.e. what is a Data Analytics company? An AI-driven services company?

Response:

Artificial Intelligence (AI):

●	NVIDIA CORP: NVIDIA is a leading technology company known for its graphics processing units (GPUs), which are crucial components for AI and machine learning applications. NVIDIA’s GPUs are widely used in AI computing solutions and deep learning training, making it a prominent player in the AI industry.

●	C3AI INC: C3AI is an AI software company that specializes in providing enterprise AI solutions for various industries. They offer AI-based applications and platforms to help businesses transform their operations, making them a direct player in the AI segment.

Data Analytics and Big Data:

●	ALTERYX INC: Alteryx offers a data analytics platform that enables organizations to prepare, blend, and analyze data from various sources. They provide business-specific process management and solutions based on significant amounts of data and data analytics.

●	SOFTWARE AG: Software AG offers various data management, integration, and analytics solutions that help businesses utilize big data and data analytics effectively.

Natural Language Processing:

●	ALPHABET INC-CL A: Alphabet Inc. is the parent company of Google, which is at the forefront of natural language processing (“NLP”) technologies. Google’s products like Google Search, Google Assistant, and Google Translate heavily rely on NLP, making Alphabet a major player in this segment.

●	BAIDU INC-CLASS A: Baidu is a technology company known for its search engine and AI-powered services, such as natural language processing and AI-based applications.

AI-driven Services:

●	INTERNATIONAL BUSINESS MACHINES CORP (IBM): IBM is a major player in AI-driven services, offering AI solutions, cloud-based services, Watson (its AI platform), and various machine learning applications for businesses.

●	SENTINELONE INC: SentinelOne is an AI-powered cybersecurity company that offers endpoint protection and threat detection services, placing them in the AI-driven services segment.

Themes Industry 4.0 ETF

16.	Please define “conversion” as used in the second bullet point under the second paragraph of the section “Principal Investment Strategies – The Index.”

Response: The disclosure has been revised to define “conversion” in this context as follows:

“Boston Consulting Group analysis found that use of AI can reduce producers’ conversion costs (the cost of changing raw materials into finished goods) by up to 20%.”

Themes Junior Gold Miners ETF

17.	The description of the Index Methodology previously provided to the Staff is not consistent with the description in the prospectus (i.e., the Index Methodology White Paper did not appear to have all the same language in it to describe the Index).

This comment applies to the Robotics & Automation Fund as well.

Response: The disclosure for the Junior Gold Miners ETF has been revised to be consistent with the description of the Index in the Index Methodology White Paper as follows: “1) are a part/component of the STOXX World AC Small Cap Index (a free float market capitalization-weighted index designed to measure the performance of small-capitalization companies, as calculated by the Index Provider, from developed markets and emerging markets covering approximately 15% of the investable market capitalization), excluding companies based in India, United Arab Emirates, Kuwait, ~~and~~ Qatar and Saudi Arabia~~)~~; 2) have a three month Average Daily Traded Value (ADTV) greater than $1 million and 3) have more than 50% of revenues generated within ~~or income from, are classified under, or own significant assets in,~~ the sectors associated with the gold mining theme as defined by the Index Provider based on FactSet Revere Business Industry Classification System (“RBICS”) Focus and Revenue datasets:…” The description included of the parent index is consistent with the Index Methodology White Paper for that index.

The disclosure for the Robotics & Automation ETF has been revised to be consistent with the description of the Index in the Index Methodology White Paper as follows: “…and 5) be classified in one of the following ~~industries~~ sectors based on the FactSet Revere Business Industry Classification System (“RBICS”) ~~and generate at least 50% of their revenue or income from, are classified under, or own significant assets in, the following industries~~: Factory Automation Equipment; General Semiconductors; Industrial Machine Parts and Support Equipment; Processor Semiconductors; Programmable Logic and ASIC Semiconductors; and Specialized Conductors (“Robotics and Automation Companies”). In addition, the following has been added to the disclosure: “In order to be classified in one of the above sectors, the RBICS requires that the company generate at least 50% of its revenue from that sector.”

18.	The second paragraph of the section “Principal Investment Strategies – The Index” states that “the revenue filter is progressively lowered in steps of 5% for the Index, to a minimum of 30% (25% for current Index Components), until the number of Index Components is equal to or greater than 50. This process allows the Fund to obtain access to companies that are considered diversified players (i.e., a company with revenues greater than 25% but less than 50% in the gold mining industry) and/or absolute market leaders in the gold mining industry.” These revenue thresholds are too low to be in compliance with the Names Rule.

This comment also applies to the Silver Miners ETF.

Response: The Index Methodology White Paper for the STOXX Global Junior Gold Miners Index has been revised to reflect that at least 80% of the Index will consist of companies with 50% or more of their revenues from sectors associated with the gold mining theme. The revised Index Methodology White Paper has been provided under separate cover. The revised Index Methodology will be implemented in December 2023. The Registrant will amend its registration statement to reflect that the Junior Gold Miners ETF will not commence operations until the changes to the Index are fully implemented in December 2023. The second and third paragraphs of the section “Principal Investment Strategies – The Index” for the Junior Gold Miners ETF have been revised accordingly as follows:

“…and 3) have ~~more than~~ 50% or more of revenues generated within ~~or income from, are classified under, or own significant assets in,~~ the sectors associated with the gold mining theme as defined by the Index Provider based on FactSet Revere Business Industry Classification System (“RBICS”) Focus or Revenue datasets: Other North America Gold Ore Mining, Latin America Gold Ore Mining, Pan-Asia Gold Ore Mining, Other Americas Gold Ore Mining, United States Gold Ore Mining, Australia Gold Ore Mining, South Africa Gold Ore Mining, Rest of Asia Gold Ore Mining, China Gold Ore Mining, Canada Gold Ore Mining, Europe Gold Ore Mining, Southeast Asia Gold Ore Mining, Other Africa Gold Ore Mining, Multinational Gold Ore Mining, Multiple Precious Metals Ore Mining and Russia and CIS Gold Ore Mining~~)~~ (“Junior Gold Mining Companies”)…

The companies in the Index are initially weighted by ~~ranked according to~~ their free float market capitalization. The Index is then capped so that Junior Gold Mining Companies in aggregate weigh a minimum 80% of the Index. In addition…”

For the Silver Miners ETF, the Index Methodology White Paper for the STOXX Global Silver Mining Index has been revised to reflect that at least 80% of the Index will consist of High Exposure Silver Mining Companies, defined as companies with 50% or more of their revenues from sectors associated with the silver mining theme or companies that rank in the top 10 in terms of market share (as defined in the disclosure).The revised Index Methodology White Paper has been provided under separate cover. The revised Index Methodology will be implemented in December 2023. The Registrant will amend its registration statement to reflect that the Silver Miners ETF will not commence operations until the changes to the Index are fully implemented in December 2023. The second and third paragraphs of the section “Principal Investment Strategies – The Index” for the Silver Miners ETF have been revised accordingly as follows:

“The Index Universe is then screened to identify Tier 1 and Tier 2 companies. Tier 1 companies are companies 1) with RBICS Focus of Silver Ore Mining (revenue of 50% or more from the Silver Ore Mining sector), and 2) companies with revenue exposure of 25% or more from the RBICS L6 subindustry of Silver Ore Mining which are ranked by revenue exposure to the subindustry and included in Tier 1 until there are maximum of 50 companies in Teir 1~~and 3) have significant market share based on absolute revenue (greater than 50%) generated within the Silver Ore Mining sector as defined by FactSet RBICS (the “Index Components”)~~. ~~If the above screening process does not result in at least 50 Index Components, the Index Provider will consider~~ Tier 2 companies are companies that are in the top 40% in terms of market share from Silver Ore Mining not selected as Tier 1 companies ~~Index Components~~ and eligible in terms of their Average Daily Traded Value ~~(“Tier 2”)~~. For this purpose, “market share” is defined by the percentile ranking of all ~~The Tier 2~~ companies in the Index Universe ~~will consist of companies that maintain significant absolute market share in the Silver Ore Mining sector, as determined by the Index Provider, and have~~ with at least $1 million dollars in revenue generated within the Silver Ore Mining sector ~~to be eligible for inclusion in the Index. The Index Components are then ranked by their revenue exposure from the highest to lowest exposure to the sector~~. Tier 1 and Tier 2 Companies are included in the Index (“Index Components”).

The Index Components are initially weighted by ~~ranked according to~~ their free float market capitalization. The Index is then capped so that High Exposure Silver Mining Companies weigh in aggregate a minimum of 80% of the Index. “High Exposure Silver Mining Companies” are defined as those with revenue exposure of 50% or more from the RBICS L6 subindustry of Silver Ore Mining, companies with RBICS Focus of Silver Ore Mining (i.e., revenue of 50% or more from the Silver Ore Mining sector), or companies that rank in the top 10 in terms of market share (as defined above) from Silver Ore Mining as identified by the Index Provider. In addition, the maximum Index Component weight is no higher than ~~8~~10% and companies with a weight over 4.5% do not exceed 45% in aggregation. Tier 2 companies, in aggregate, are capped at 30% of the Index~~Fund’s portfolio~~.”

Themes Semiconductors ETF

19.	Provide the methodology of the parent index - the Solactive GBS (Global Benchmark Series) Global Markets Semiconductor All Cap USD Index GTR.

Response: The Registrant has provided under separate cover a copy of the Index Methodology White Paper for the Solactive GBS (Global Benchmark Series) Global Markets Semiconductor All Cap USD Index GTR.

Themes Silver Miners ETF

20.	In the second paragraph under “Principal Investment Strategies of the Fund – The Index,” the disclosure states “the Index Provider will consider companies that are in the top 40% in terms of market share from Silver Ore Mining not selected as Index Components and eligible in terms of their Average Daily Traded Value (“Tier 2”). The Tier 2 companies will consist of companies that maintain significant absolute market share in the Silver Ore Mining sector, as determined by the Index Provider, and have at least $1 million dollars in revenue generated within the Silver Ore Mining sector to be eligible for inclusion in the Index. The Index Components are then ranked by their revenue exposure from the highest to lowest exposure to the sector.” The references to top 40% market share and significant absolute market share are too vague – please revise.

This comment also applies to the Solar Energy ETF (see Response #21 below).

Response: See Response #18 above.

Themes Solar Energy ETF

21.	See Comment 20 above.

Response: The Index Methodology White Paper for the STOXX Global Solar Energy Index has been revised to reflect that at least 80% of the Index will consist of companies with 50% or more of their revenues from sectors associated with the solar energy theme. The revised Index Methodology White Paper has been provided under separate cover. The revised Index Methodology will be implemented in December 2023. The Registrant will amend its registration statement to reflect that the Solar Energy ETF will not commence operations until the changes to the Index are fully implemented in December 2023. The second and third paragraphs of the section “Principal Investment Strategies – The Index” for the Solar Energy ETF have been revised accordingly as follows:

“…and 4) have ~~more than~~ 50% or more of revenues generated within ~~or income from, own significant assets in, or are classified under~~ the sectors associated with the solar energy theme as defined by the Index Provider based on the FactSet Revere Business Industry Classification System (“RBICS”) Focus and Revenue datasets: ~~(e.g.,~~ China Solar Wholesale Power, United States Solar Wholesale Power, Canada Solar Wholesale Power, Latin America Solar Wholesale Power, Europe Solar Wholesale Power, Middle East and Africa Solar Wholesale Power, Other Asia/Pacific Solar Wholesale Power, Photovoltaic and Solar Cells and Systems Providers, and Alternative Energy Infrastructure Construction~~)~~ (“Solar Energy Companies”)…

The Index Components are initially weighted by ~~ranked according to~~ their free float market capitalization. The Index is then capped so that Solar Energy Companies in aggregate weigh a minimum 80% of the Index. In addition…”

Themes US Internet ETF

22.	Section (1) of the third sentence of the second paragraph under “Principal Investment Strategies – The Index” previously said an Internet Company was one that “engaged primarily in” providing for the sale of goods and it currently states that an Internet Company is one that “participates in internet commerce which includes” providing for the sale of goods. Why was this changed?

Response: The disclosure has been revised to include the phrase “is engaged primarily in” as follows:

“A company is deemed to be an Internet Company by the Index Provider if it meets any of the following definitions: (1) it is engaged primarily ~~participates~~ in internet commerce which includes…”

23.	The Index methodology provided to the Staff doesn’t reflect the following language from the second paragraph under “Principal Investment Strategies – The Index”: “…intends to track the performance of approximately 3,000 of the largest US equities); (2) generate the majority (greater than 50%) of their revenues from internet activity (see below for the definition of an “Internet Company”); (3) have minimum free-float market capitalization of $500 million; (4) have a minimum Average Daily Value Traded over the past three months of $2 million. The Average Daily Value Traded for an Index Component is the sum of daily value traded over the specified period divided by the number of trading days that fall in the specified period; and (5) are listed and traded on a national US stock exchange. A company is deemed to be an Internet Company by the Index Provider if it meets any of the following definitions: (1) it is engaged primarily in providing for a) the sale of goods (e.g. retail durables like appliances and non-durables like food and cleaning products), b) the sale of services (e.g. banking, broker, payments or real estate; static or streaming media; travel), or c) social networking (e.g. professional, personal or targeted networking) through an open network; or (2) it is a company engaged in providing Internet-related services, including but not limited to a) network communications, b) Internet access, c) Internet infrastructure, d) Internet software, e)…”

Response: The Registrant believes that the Index Methodology White Paper provided to the Staff does reflect the substance of the prospectus language cited (please see sections 1, 2.1 and 4), except for the description of the parent index stating that it “intends to track the performance of approximately 3,000 of the largest US equities” which was taken from the Index Methodology White Paper for the parent index. For clarity, the disclosure has been revised to more closely track the Index Methodology White Paper description of the Index as follows:

“…intends to track the performance of approximately 3,000 of the largest US equities); (2) generate the majority (greater than 50%) of their revenues from internet activity (see below for the definition of an “Internet Company”); (3) have minimum free-float market capitalization of $500 million; (4) have a minimum Average Daily Value Traded over the past three months of $2 million. The Average Daily Value Traded for an Index Component is the sum of daily value traded over the specified period divided by the number of trading days that fall in the specified period; and (5) are listed and traded on a national US stock exchange. A company is deemed to be an Internet Company by the Index Provider if it meets any of the following definitions: (1) it is engaged primarily ~~participates in internet commerce which includes~~in providing for a) the sale of goods (e.g. retail durables like appliances and non-durables like food and cleaning products), ~~2~~b) ~~it is engaged in providing a service via internet which includes~~ the sale of services (e.g. banking, broker, payments or real estate; static or streaming media; travel), or c) social networking (e.g. professional, personal or targeted networking) through an open network open network~~social media platform~~; and/or (~~3~~2) it is a company engaged in providing Internet-related services, including but not limited to a) network communications, b) Internet access, c) Internet infrastructure, d) Internet software, e)…”

Themes Wind Energy ETF

24.	The reference to “absolute market leaders” in the last sentence of the second paragraph under “Principal Investment Strategies – The Index” is too vague and needs to be defined. Defining a company as an “absolute market leader” is not sufficient for it to comply with the Names Rule.

Response: The Index Methodology White Paper for the STOXX Global Wind Energy Index has been revised to reflect that at least 80% of the Index will consist of companies with 50% or more of their revenues from sectors associated with the wind energy theme. The revised Index Methodology White Paper has been provided under separate cover. The revised Index Methodology will be implemented in December 2023. The Registrant will amend its registration statement to reflect that the Wind Energy ETF will not commence operations until the changes to the Index are fully implemented in December 2023. The second and third paragraphs of the section “Principal Investment Strategies – The Index” for the Wind Energy ETF have been revised accordingly as follows:

“…and 4) have ~~more than~~ 50% or more of revenues generated within ~~or income from, own significant assets in, or are classified under~~ the following sectors associated with the wind energy theme as defined by the Index Provider based on FactSet Revere Business Industry Classification System (“RBICS”) Focus and Revenue datasets~~RBICS~~: ~~(e.g.,~~ China Wind Wholesale Power, United States Wind Wholesale Power, Canada Wind Wholesale Power, Europe Wind Wholesale Power, Latin America Wind Wholesale Power, Middle East and Africa Wind Wholesale Power, Other Asia/Pacific Wind Wholesale Power, Wind Energy Equipment Manufacturing, and Alternative Energy Infrastructure Construction~~)~~ (“Wind Energy Companies”) The Index aims to have a minimum number of 50 ~~Index Components~~constituents at each review (“Index Components”). If the screening process described above results in being too restrictive, the revenue filter is progressively lowered in steps of 5% for the Index, to a minimum of 30% (25% for current Index Components), until the number of constituents is equal to or greater than 50. This process allows the Fund to obtain access to companies that are considered diversified players (i.e., a company with revenues greater than 25% but less than 50% in the wind distribution and related manufacturing industry) and/or ~~absolute~~ market leaders in the wind distribution and related manufacturing industry. The revenue threshold is lowered to 45% for existing Index Components in order to manage portfolio turnover.

The Index Components are weighted by ~~ranked according to~~ their free float market capitalization. The Index is then capped so that Wind Energy Companies in aggregate weigh a minimum 80% of the Index. In addition…”

Additional Information About the Funds – Additional Information About the ARTIS Scoring System

25.	Please revise this description to use plain english. For example, please clarify or define “controlled source code management,” “codebase changes,” “pull requests,” and “clean code requirements.”

Response: In the interests of plain english and clarity, the paragraph containing the phrases cited in the comment has been deleted.

Additional Information about the Principal Risks of Investing in the Funds

26.	Under Calculation Methodology Risk, the second paragraph appears random (“In the Chinese equity market, free float market capitalization is significantly lower than total market capitalization. This lower float ratio is primarily due to widespread government ownership. As a result, certain well-known Chinese companies may be excluded from or have lower weights in an Index as a result of the inclusion of securities ranked by their free float market capitalization in an Index.”) Please provide context or separate the disclosure with its own heading.

Response: The disclosure has been separated and given the heading “Calculation Methodology Risk Related to Certain Chinese Companies.”

Additional Information about Buying and Selling Fund Shares

27.	In the section “Provisions in the Trust’s Governing Documents Regarding Shareholder Derivative Claims,” delete the phrase “to the extent that any such federal securities laws, rules or regulations, do not permit such application.” In the last sentence of the paragraph, please also clarify what undertaking is being referred to in the second reference (i.e., add that it is the undertaking to reimburse the Trust for the expense of any such advisors). Please apply these same changes to the corresponding language in the SAI.

Response: The disclosures in the section “Provisions in the Trust’s Governing Documents Regarding Shareholder Derivative Claims of the prospectus, and “Additional Information Concerning the Trust” in the SAI have been revised as follows:

“As described further in the Declaration of Trust, no person, other than a Trustee, who is not a Shareholder of a particular Series (or class) shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Trust with respect to such Series (or class). No Shareholder of a Series or (or class) may maintain a derivative action on behalf of the Trust with respect to such Series (or class) unless holders of a least ten percent (10%) of the outstanding Shares of such Series (or class) join in the bringing of such action; except that this provision will not apply to claims brought under the U.S. federal securities laws ~~to the extent that any such federal securities laws, rules or regulations, do not permit such application~~. In addition to the requirements set forth in Section 3816 of the Delaware Act, a Shareholder may bring a derivative action on behalf of the Trust with respect to a Series (or class) only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his service as a Trustee of the Trust or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Trust; and (ii) unless a demand is not required under clause (i) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action (except that the provision allowing the Trustees to require an undertaking by the Shareholders to reimburse the Trust for the expense of any such advisors will not apply to claims brought under the U.S. federal securities laws~~) to the extent that any such federal securities laws, rules or regulations, do not permit such application~~).”

SIGNATURES

28.	Please ensure that all future pre-effective amendments to the registration statement will be signed by the Trust’s principal accounting officer or comptroller, or a person(s) performing similar functions in accordance with Section 6(a) of the Securities Act.

Response: The Registrant represents that all future pre-effective amendments to the Registrant’s registration statement will be signed by the Trust’s principal accounting officer or comptroller, or a person(s) performing similar functions in accordance with Section 6(a) of the Securities Act.

If you have any questions regarding the above responses, please do not hesitate to contact Tina Bloom at (513) 708-6391 or Tina.Bloom@practus.com, Wade Bridge at (513) 304-5605 or Wade.Bridge@Practus.com, or me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen A. Aspinall

Karen A. Aspinall
Trust Counsel